      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 10, 2000



                                                      REGISTRATION NO. 333-34866


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                 Amendment No. 2
                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           ---------------------------

                               SOFTLOCK.COM, INC.
             (Exact name of registrant as specified in its charter)


                                      7372
            (Primary Standard Industrial Classification Code Number)


                DELAWARE                                                               84-1130229
(State or other jurisdiction of incorporation or organization)            (I.R.S. Employer Identification Number)



         Five Clock Tower Place, Suite 440, Maynard, Massachusetts 01754
                                 (978) 461-5940
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)


                          ----------------------------
            SCOTT W. GRIFFITH, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               SOFTLOCK.COM, INC.
                        FIVE CLOCK TOWER PLACE, SUITE 440
                          MAYNARD, MASSACHUSETTS 01754
                                 (978) 461-5940


            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                             -----------------------
                                   Copies to:
                            CLIVE R.G. O'GRADY, ESQ.
                                MCGUIREWOODS LLP
                          1750 TYSONS BLVD., SUITE 1800
                                  TYSONS CORNER
                           MCLEAN, VIRGINIA 22102-3915


Approximate date of commencement of proposed sale to the public: The earlier of
(i) four months after this Registration Statement becomes effective or (ii) November 1, 2000.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: /X/

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: /X/

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the

Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. / /

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earliest registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         CALCULATION OF REGISTRATION FEE


----------------------------------------------------------------------------------------------------------------------------------
Title of Each Class of              Amount to Be     Proposed Maximum             Proposed Maximum           Amount of
Securities To Be Registered         Registered       Aggregate                    Aggregate Offering         Registration Fee(2)
                                                     Offering Price Per Unit(1)   Price(1)
----------------------------------------------------------------------------------------------------------------------------------
Common Stock par value $.01         5,312,600        $8.99                        $47,760,274                $12,610
per share
----------------------------------------------------------------------------------------------------------------------------------





(1) Estimated solely for the purpose of determining the registration fee. In accordance with Rule 457(c), the price shown is based on the average of the high and low price of our common stock on April 13, 2000 as reported on the OTC Bulletin Board.

(2)      Previously paid.



THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

SUBJECT TO COMPLETION, DATED AUGUST 10, 2000


                             SOFTLOCK.COM, INC. LOGO

                                5,312,600 SHARES

                                  COMMON STOCK





               ---------------------------------------------------





The Offering:                                                          The Selling Shareholders:
                                                                       -    The selling shareholders will pay all of their
-    This is an offering by the selling shareholders to                     commissions, brokerage fees and related expenses. We
     sell 5,312,600 shares of our common stock.                             will pay all of the expenses of this offering,
                                                                            estimated to be approximately $94,610, including up to
-    We will not receive any proceeds from the sale                         $20,000 in legal fees for the selling shareholders.
     of our common stock by the selling shareholders.

Trading Symbol:                                                        -    The selling shareholders will not sell any of the
                                                                            shares until the earlier of (i) four months after the
Our common stock is listed on the over-the-                                 registration statement of which this prospectus is a
counter bulletin board under the symbol                                     part is declared effective or (ii) November 1, 2000.
"SLCK."








BEFORE MAKING ANY INVESTMENT IN OUR SECURITIES, YOU SHOULD READ AND CAREFULLY CONSIDER THE RISKS DESCRIBED IN THE RISK FACTORS BEGINNING ON PAGE 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. Selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

-------------------------------------------------------------------------------

                                     SUMMARY



         This is an offering by the selling shareholders to sell 5,312,600 shares of our common stock.



         We will not receive any proceeds from the sale of our common stock by the selling shareholders. The selling shareholders may not sell any of the shares until the earlier of (i) four months after the registration statement, of which this prospectus is a part, is declared effective or (ii) November 1, 2000. After that time, the selling shareholders may sell their shares from time to time in a variety of transactions at market prices prevailing at the time of sale or at negotiated prices.


         We provide integrated content management and context marketing to allow commercial web sites to securely market and sell digital content. Publishers of digital content, including research reports, newsletters and electronic books, use our system to package and securely distribute their products while protecting their intellectual property. We market digital content through strategic relationships with many affiliates who offer the digital content on their web sites. When a prospective consumer accesses the content, the consumer can preview selected portions of the final product. The consumer can then instantly purchase access to the complete product 24 hours a day, 7 days a week via the World Wide Web. The consumer then has permanent access to the product for the consumer's own use. Consumers are encouraged to pass along the digital content they have purchased, but recipients can only preview the selected portions of the final product chosen by the content provider until they go through the purchase process themselves.





         Through our product the content can be securely sampled, electronically purchased and redistributed, and our patented technology is designed to keep intellectual property secure while generating valuable marketing data and sales revenue.






         The mailing address of our principal executive offices is Five Clock Tower Place, Suite 440, Maynard, Massachusetts 01754 and our telephone number is
(978) 461-5940.


-------------------------------------------------------------------------------

                                  RISK FACTORS

         You should read this entire prospectus and the documents incorporated by reference before investing in our common stock. The following factors may adversely impact your investment in the common stock. There may be factors that are not known or determined to be material at the present time.








WE HAVE A HISTORY OF LOSSES AND NEGATIVE CASH FLOW AND ANTICIPATE CONTINUED LOSSES, AND THEREFORE, WE MAY NEVER ACHIEVE PROFITABILITY IN THE FUTURE OR SUSTAIN PROFITABILITY.



         We have incurred recurring operating losses and negative cash flow since our inception and have recorded limited revenues to date. We expect to continue incurring significant and increasing net operating losses in the future as we continue to develop products and expand our marketing strategy. For example, we incurred a net operating loss of $6,643,204 for the fiscal year ended December 31, 1999 and $3,190,932 for the fiscal quarter ended March 31, 2000, and our accumulated deficit is $11,813,787 through March 31, 2000. Our planned expenditures are expected to continue growing throughout 2000 as we increase research and development, sales and marketing and general and administrative expenses. We cannot assure you that we will ever achieve profitability in the future or sustain profitability, if achieved.

BECAUSE COMMERCIAL PUBLISHERS MAY HAVE CONCERNS ABOUT THE SECURITY OF THEIR INTELLECTUAL RIGHTS AND CANNIBALIZATION OF THEIR PRINT SALES, WE MAY NOT BE SUCCESSFUL IN ATTRACTING CONTENT PROVIDERS. THEREFORE OUR BUSINESS AND YOUR STOCK VALUE MAY SUFFER.




         Commercial publishers, a generic term for the owner of the intellectual property, which includes traditional print publishers as well as media and research organizations, have in the past, distributed their products through traditional distribution channels for printed materials. Such commercial publishers, while interested in using the internet as a new incremental sale channel, have concerns about the protection of their intellectual rights using a digital medium. They worry, among other things, that their content may be posted for free on the internet. In addition, commercial publishers are also resistant to digital distribution for fear that it might cannibalize their print sales. Because we receive a transaction fee every time a user purchases electronic content, in order to generate sufficient transaction fees to support our business, we must convince content providers of the merits of our system and adoption of the internet as a new incremental sales channel. Our failure to do so would result in less content being available for sale on our system which may adversely affect the value of your interest in our company.





WE RELY ON OUR AFFILIATE NETWORK AS THE MAIN SOURCE OF TRAFFIC TO OUR WEBSITE. THEREFORE, IF WE FAIL TO ATTRACT THE NUMBER OF AFFILIATES NEEDED, WE MAY NOT GENERATE SUFFICIENT REVENUE TO SUPPORT FUTURE DEVELOPMENT EFFORTS OR ONGOING BUSINESS OPERATIONS.





         A key part of our strategy is to actively facilitate and create demand for information products by developing an affiliate program with websites whose visitors are likely to purchase content offered through our system. Our affiliates will place a link on their website allowing a prospect to easily and conveniently purchase a desired information product. When the prospect clicks on the link, they are taken to our system but in many cases our site looks like the affiliate's site or does not indicate that it is a SoftLock site. We believe this private label approach makes our system more attractive to affiliates. Other internet companies may use their affiliate network to drive incremental traffic to their portal site whereas we use our affiliate network as the primary source of traffic to our site. Not specifically branding a SoftLock portal site makes our results more dependent on our ability to attract affiliates that draw high traffic. There are a variety of reasons that high traffic sites have been and may continue to be resistant to becoming out affiliates. In some cases, high traffic sites have preferred selling their website space to advertisers or others who pay an upfront fee rather than providing to that space on a commission structure whereby the affiliate only receives money upon the purchase of content. If we do not attract a sufficient number of affiliates and our affiliates are not successful in converting website visitors into content purchasers, we may not generate revenues sufficient for continued business operation or growth and the value of your stock may not appreciate or may decline.





SINCE WE HAVE NOT YET ACHIEVED PROFITABILITY AND WILL NEED TO RAISE ADDITIONAL CAPITAL, THE VALUE OF YOUR STOCK HOLDINGS MAY BE ADVERSELY AFFECTED BY OUR FAILURE TO RAISE ADEQUATE CAPITAL.




         We anticipate that we will continue to incur operating losses, negative cash flows from operations and capital expenditures through 2000 and 2001. Based upon our current operating plan, we anticipate that our currently available funds will be sufficient to satisfy our anticipated needs for working capital, capital expenditures and business expansion through 2000. As such, we will need to raise additional funding before the end of 2000 in order to increase research and development efforts in response to technology changes in the industry and to increase sales and marketing expenses based on the market acceptance of our products and services and the response of competitors who may develop competing products or services at lower costs. We currently do not have any commitments for additional financing, and we may not be able to secure additional funding sources or that financing may not be made available on terms favorable to us. If we are unable to raise funds sufficient to fund our activities, we may have to take a number of steps including substantially reducing or eliminating current and planned system development programs and other operating plans and, ultimately, closing or selling the business. Unavailability of additional capital is likely to result in significant depreciation of your stock holdings in us.




BECAUSE OUR PRODUCT IS SUPPOSED TO PROTECT PROPRIETARY DIGITAL CONTENT, DEMAND FOR OUR PRODUCT BY OUR LICENSEES OR THEIR CUSTOMERS COULD DECREASE AND OUR BUSINESS COULD BE ESPECIALLY DAMAGED BY BREACHES IN OUR PATENTED SECURITY METHODS.

The secure transmission and trusted management of proprietary information over the internet is essential to establishing and maintaining confidence in our product. The basic premise of our product is the prevention of electronic shoplifting or piracy not just during the initial download of the content, but when passed from one consumer to another. The actions of hackers, or other individuals with advanced computer capabilities could result in a compromise or breach of the security technology, including cryptography technology, that we use to protect digital content and consumer transaction data. Failure by our products' patented security methods and processes to accomplish their main purpose could result in more severe damage to our name, brand, and image than would be experienced by other internet companies not in the digital rights management industry. Such breaches could also expose us to a risk of loss or litigation that may not be adequately covered by our insurance policies. Even the perceived failure of our products will likely have these adverse affects. Reduced demand and litigation costs could hurt our financial results and the market value of our shares.














IF OUR COMPETITORS SIGN EXCLUSIVE LICENSES WITH MAKERS OF NEW READER DEVICES, WE WOULD BE PREVENTED FROM PROVIDING CONTENT TO THOSE DEVICES. OUR INABILITY TO OFFER PRODUCTS COMPATIBLE TO POPULAR HARDWARE WOULD HURT OUR OPERATING RESULTS.





          The market for providing digital content on the internet is marked by rapid technological change, both within the distribution technology as well as within the reader devices available to consumers. For instance, if a new reader device is introduced and we are not able to provide content to such devices due to exclusive arrangements the device maker may have with our competitors, our business could be seriously harmed and our operating results could be affected.







































IF STANDARDS FOR DIGITAL RIGHTS MANAGEMENT ARE NOT ADOPTED, OUR REVENUES MAY BE MATERIALLY ADVERSELY AFFECTED.

         If standards for digital rights management are not adopted or complied with, content providers may delay distributing content until they are confident that the technology by which the content is to be distributed will be commercially accepted. Standards for the distribution of various digital content might not develop or might be found to violate antitrust laws or fair use of copyright policies. In addition, the failure to develop a standard among device manufacturers may affect the market for digital goods and services. As a result, customers may delay purchasing products or services that include our technology if they are uncertain of commercial acceptance of the standards with which our technology complies. Consequently, if a standard format for the secure delivery of content on the Internet is not adopted, or if the standards are not compatible with our digital rights management technology, our business and operating results could suffer.





















WITHIN THE NEXT YEAR, THE SUPPLY OF ACTIVELY-TRADED SHARES COULD INCREASE BY MORE THAN 6.5 TIMES IF THE HOLDERS OF CURRENTLY OUTSTANDING SHARES OF THE RESTRICTED STOCK AND CONVERTIBLE PREFERRED STOCK DECIDE TO SELL THEIR SHARES. THIS COULD DEPRESS YOUR STOCK PRICE AND MAKE IT DIFFICULT FOR US TO RAISE ADDITIONAL CAPITAL.




         Of the 13,071,736 shares of our common stock issued and outstanding as of August 7, 2000, 9,853,156 shares are "restricted securities" as that term is defined under Rule 144 promulgated under the Securities Act of 1933. In addition, we have outstanding 53,435 shares of Series A Preferred Stock which are convertible into 5,343,500 shares of common stock. The Series A Preferred Stock will complete the one-year holding period of Rule 144 promulgated under the Securities Act of 1933 in December 2000 through February 2001. We also have outstanding 46,876 shares of Series B Preferred Stock and warrants which are convertible into 5,312,600 shares of common stock and constitute a portion of the shares covered by this registration statement. There are also additional warrants convertible into common stock outstanding. The holders of the Series B Preferred Stock have agreed not to sell any of these shares until the earlier of four months after the date the registration statement, of which this prospectus is a part, becomes effective or November 1, 2000. This means that within the next year the supply of our shares could increase by more than 6.5 times if the holders of the restricted shares and convertible preferred stock decide to sell their shares. An increase in supply of our shares is likely to depress our stock's market value. It also may make it more difficult for us to sell equity securities in the future in order to raise the additional funding we will need after the 2000 fiscal year.

                           FORWARD-LOOKING STATEMENTS


         This prospectus contains or incorporates by reference forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including, among other things, those described in the "Risk Factors" section of this prospectus. We caution you that forward-looking statements are necessarily estimates that reflect the best current judgment of our senior management. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. We recommend that you consider these forward-looking statements in light of various important factors, including those set forth in this prospectus, such as in the "Risk Factors" section and other factors set forth from time to time in the information that we file with the SEC. To identify forward-looking statements, you should look for words such as "estimate," "project," "intend," "expect" or "believe." These forward-looking statements are found at various places throughout this prospectus and the documents incorporated by reference in this prospectus. You are cautioned not to rely to a great extent on these forward-looking statements, which speak only as of the date of such documents.


         We do not undertake to update these forward-looking statements to reflect actual results, changes and assumptions or other factors that could affect these statements. In addition, we may from time to time make additional or revised forward-looking statements about us or our business or about the matters described or incorporated by reference in this document.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the common stock offered by the selling shareholders.

                              SELLING SHAREHOLDERS

         The following table lists the name, position, office or other material relationship which the selling shareholder has had within the past 3 years with us, if any, and the amount of securities of each class beneficially owned by that shareholder before the offering.


         The second column of the table includes shares issued or issuable upon conversion of Series A and B Preferred Stock. The third column in the table below includes common stock issuable upon exercise of two different warrants. Those shares of common stock underlying the two different warrants are being registered in the registration statement of which this prospectus is a part. The first of the two different warrants becomes exercisable for one-half of the shares of common stock shown in the third column of the following table if as of August 15, 2000, the registration statement of which this prospectus is a part has not been declared effective and the listing application for the related common stock on the Nasdaq exchange has not been accepted. The second warrant becomes exercisable for the second half of the shares shown in the third column of the following chart if as of November 15, 2000, these two conditions are not met. If the two conditions are met prior to August 15, 2000, then all of the warrants will terminate and the shares will not be available for sale under this prospectus and the related registration statement. If the two conditions are met after August 15, 2000, but prior to November 15, 2000, then the second warrant will terminate and only half of the shares purchasable under the warrants will be available for sale under this prospectus and the related registration statement. If the two conditions are met after November 15, 2000, all of the shares purchasable under the warrants will be available for sale under this prospectus and registration statement. The fourth column in the table below includes only shares of common stock issued or issuable upon conversion of Series B Preferred Stock and exercise of certain warrants. The sixth column in the table below does not contain any numbers because the selling shareholders may offer all or some of the common stock through the offering contemplated by this prospectus, no estimate can be given as to the number of shares of common stock that will be held by the selling shareholders after completion of this offering.




                                                                                                   Percentage of
                                                                                                   Outstanding
                                                                      Number of                    Shares of          No. of Shares
                                            Number of Shares of       Shares                       Common Stock       Beneficially
                                            Common Stock              Issuable                     Beneficially       Owned
Name                                        Beneficially Owned        Under          Shares        Owned Prior to     Following
----                                        Prior to Offering         Warrants       Offered       Offering           Offering
                                            -----------------         --------       -------       --------           --------
The Raptor Global Portfolio Ltd.              1,875,000               248,920        2,115,820      12.5%
The Altar Rock Fund L.P.                      1,875,000                 1,080            9,180      12.5%
Ronald A. Santella                               62,500                 8,333           70,833        *
Anthony Kamin                                    62,500                 8,333           70,833        *
Ritchie Capital Management, LLC               1,750,000                33,333          283,333      9.9%
RC Capital, LLC                               1,750,000                33,333          283,333      9.9%
RAM Trading, Ltd.                             1,750,000               166,668        1,416,668      9.9%
SI Venture Fund II, L.P.                      2,380,500                62,500          531,300      15.4%
Apex Investment Fund IV, L.P.                 1,939,450                60,620          515,320      12.9%
Apex Strategic Partners IV, L.L.C.            1,939,450                 1,880           15,980      12.9%



*        less than one percent of our outstanding shares of common stock.




         Because the Company understands that Tudor Investment Corporation, The Raptor Global Portfolio Ltd. and The Altar Rock Fund L.P. are affiliates of each other under applicable securities laws, the percentage of outstanding shares of common stock beneficially owned by these entities has been aggregated to reflect the beneficial ownership of the affiliate entities. Tudor Investment Corporation acts as general partner and investment advisor to The Altar Rock Fund L.P. and as investment advisor to The Raptor Global Portfolio, Ltd. Paul Tudor Jones, II is the Chairman, Chief Executive Officer and controlling shareholder of Tudor Investment Corporation.



         Because Ritchie Capital Management, LLC, RC Capital, LLC and RAM Trading, Ltd. have affirmed in their filing on Schedule 13G, dated March 15, 2000, that they are members of a group, the percentage of outstanding shares of common stock beneficially owned has been aggregated to reflect the beneficial ownership of the affiliate entities. According to letter agreements between the foregoing entities and us, these entities have agreed that they cannot be the "beneficial owner" of more than 9.9% of the Company's securities within the meaning of Regulation 13D.



         N. Adam Rin serves as one of our directors and is a managing member of SI Venture Management II, L.L.C., the general partner of SI Venture Fund II, L.P.




         Because the Company understands that Apex Investment Fund IV,
L.P. and Apex Strategic Partners IV, L.L.C. are affiliates of each other under applicable securities laws, the percentage of outstanding shares of common stock beneficially owned by these entities has been aggregated to reflect the beneficial ownership of the affiliate entities. The sole general partner of Apex Investment Fund IV, L.P. and the manager of Apex Strategic Partners IV, L.L.C. is Apex Management IV, LLC ("AMIV"). The managing members of AMIV are George Middlemas, James A. Johnson, Lon H.H. Chow and Babu Ranganathan. Also Nancy L. Corrie is a member.

                              PLAN OF DISTRIBUTION

         The shares of common stock offered under this prospectus may be sold from time to time by the selling shareholders or persons to whom the selling shareholders have assigned or transferred their shares after the date of this prospectus. We will bear all costs, expenses and fees incurred in connection with the registration of the shares offered by this prospectus. The selling shareholders will bear only brokerage commissions, selling commissions, underwriting fees and stock transfer taxes applicable to the shares sold by such selling shareholder and all fees and disbursements of counsel for the selling shareholders in excess of $20,000 attributable to the sale of their shares.


         Selling shareholders may sell shares from time to time in one or more types of transactions, including block transactions, in the over-the-counter market, in negotiated transactions, through put or call options on the shares and through short sales of shares. Shares may be sold at market prices prevailing at the time of sale or at negotiated prices. Selling shareholders may sell shares directly to purchasers or to or through broker-dealers as principals or agents. These broker-dealers may be compensated through discounts, concessions or commissions from the selling shareholders or the purchasers of the shares.



         Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933 rather than under this prospectus, provided they meet the criteria and conform to the requirements of Rule 144. In general, under Rule 144, restricted securities may be sold after a one-year holding period in ordinary market transactions through a broker or with a market maker subject to a volume limitation. The volume limitation restricts the number of shares that may be sold within any three-month period to the greater of (1) 1% of the outstanding shares or (2) the average of the weekly trading volume during the four calendar weeks prior to the sale. Sales under Rule 144 require the filing of a Form 144 with the SEC. However, if the shares have been held for more than two years by a person who is not an affiliate, there is no limitation on the manner of sale or the volume of shares that may be sold and no filing with the SEC is required.


         The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.


         In connection with the issuance and sale of the shares of Series B Preferred Stock that are convertible into the shares offered under this prospectus, the selling shareholders agreed not to sell any of the shares until the earlier of four months after the registration statement is declared effective or November 1, 2000. Each selling shareholder also agreed if it has not sold all the shares offered under this prospectus at the time of any underwritten public offering of our securities and if it chooses not to sell all of its shares in that underwritten public offering, it would enter into an agreement providing that selling shareholder will not transfer or dispose of its shares for a period specified by the underwriter, but not in excess of 180 days, provided that other shareholders with registration rights and all of our officers and directors enter into similar agreements.


         The selling shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933. We have agreed to indemnify each selling shareholder against particular liabilities, including liabilities arising under the Securities Act of 1933 and the selling shareholders have agreed to indemnify us against certain liabilities, including liabilities arising under the Securities Act of 1933.

         Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act of 1933. We have informed the selling shareholders that Rule 10b-5 and the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED.


         Our authorized capital stock consists of 50,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. The selling shareholders may offer up to 5,312,600 shares of common stock issuable upon conversion of the Series B Preferred Stock and exercise of certain warrants under this prospectus.



         As of August 7, 2000, there were 13,071,736 shares of common stock outstanding and held of record by shareholders.



         VOTING RIGHTS. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Holders of preferred stock are entitled to the number of votes equal to the number of shares of common stock into which their preferred stock may be converted.



         DIVIDEND RIGHTS AND POLICY. Holders of common stock are entitled to receive dividends declared by our board of directors out of funds legally available, subject to any preferential dividend rights of any outstanding preferred stock. We have not paid any cash dividends on our common stock to date and do not anticipate payment of cash dividends in the future. We are required to obtain the approval of the holders of the Series A and Series B Preferred Stock before declaring any dividends on the common stock as long as certain amounts of the Series A Preferred Stock and Series B Preferred Stock remain outstanding.



         LIQUIDATION RIGHTS. Upon the liquidation, dissolution or winding up of our business, the holders of common stock are entitled to receive our net assets available after the payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock.



         OTHER RIGHTS; EFFECT OF PREFERRED STOCK ISSUANCES. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, when issued in consideration for payment of those shares, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.



         Our board of directors is authorized, without further shareholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designation, powers, preferences and rights of each such series and the qualifications, limitations or restrictions of such series, including the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption, including sinking fund provisions, redemption price or prices, and liquidation preferences of any wholly unissued series of preferred stock and to establish from time to time the number of shares constituting any series or designations of series and to increase and decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding.

         The ability of the board of directors to establish the rights of and to issue substantial amounts of preferred stock without the need for shareholder approval, while providing desirable flexibility in connection with raising capital, possible acquisitions or other corporate purposes, may have the effect of discouraging, delaying or preventing a change in control.



         We have issued 53,451 shares of Series A Preferred Stock to a group of five investors and have issued 46,875 shares of Series B Preferred Stock to a group of ten investors. The shares of common stock offered under this prospectus will result from the conversion of the Series B Preferred stock and from the exercise of certain warrants described in this prospectus.



         ANTI-TAKEOVER EFFECTS OF VARIOUS PROVISIONS OF DELAWARE LAW AND
OUR CERTIFICATE OF INCORPORATION AND BYLAWS. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to some exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested shareholder" for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the interested shareholder attained that status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. Subject to various exceptions, an "interested shareholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeovers or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.



         In addition, various provisions of our amended and restated certificate of incorporation, as amended, referred to as our "certificate of incorporation," and bylaws, which provisions are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.




         CLASSIFICATION OF THE BOARD OF DIRECTORS; REMOVAL OF DIRECTORS.
Our certificate of incorporation provides that our directors are divided into three classes serving three year terms. Our certificate of incorporation also provides that any director or the entire board of directors may be removed only for cause and by the affirmative vote of the holders of at least 66 2/3% of the voting power of all then outstanding shares of the voting stock. These provisions may deter a shareholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by this removal with its own nominees.


         SHAREHOLDER ACTION; SPECIAL MEETING OF SHAREHOLDERS. Our certificate of incorporation provides that shareholders may not take action by written consent. The bylaws further provide that special meetings of shareholders may be called by:


                  - shareholders entitled to cast 25% of all votes entitled to be cast at the meeting who have requested the meeting in writing and have delivered the request to us; or
                  - the Series A Preferred shareholders who own fifteen percent (15%) of all outstanding voting shares or
                  - the Series B Preferred shareholders who own fifteen percent (15%) of all outstanding voting shares.

The request must include various additional information about the requesting shareholders and the matters to be considered at the meeting. The requesting shareholders are also required to pay us reasonable estimated costs of preparing and mailing the notice of meeting. Furthermore, no special meeting may be called to consider any matter which is substantially the same as a matter voted on at any special meeting of shareholders held during the prior twelve months unless the meeting is requested by shareholders entitled to cast a majority of all votes entitled to be cast at the meeting.


         ADVANCE NOTICE REQUIREMENTS FOR SHAREHOLDER PROPOSALS FOR ANNUAL MEETINGS AND DIRECTOR NOMINATIONS. Our bylaws provide that shareholders seeking to bring business before an annual meeting of shareholders or to nominate candidates for election as directors must provide timely notice of such business or nomination in writing and must be a shareholder of record of a class of securities entitled to vote on the business the shareholder is proposing both at the time of giving the notice and on the record date for the annual meeting. A shareholder's notice must be given by certified U.S. mail postage prepaid and return receipt requested and addressed to our secretary at our principal executive offices. To be timely in the case of a shareholder proposal, the notice must be received not less than 120 days prior to the anniversary of the date of our notice of annual meeting for the previous year's annual shareholders meeting, unless the date of the annual shareholders meeting has been changed to be more than 30 calendar days from the date of the prior year's meeting, in which case such notice by the shareholder must be received 60 days prior to the annual meeting of shareholders. To be timely in the case of a director nomination, the shareholder's notice must be received not less than 120 days prior to the anniversary of the date of our notice of annual meeting for the previous year's annual meeting of shareholders:


                  - on or after April 1st and before May 1st of the year in which the meeting will be held if the meeting is to be an annual meeting and the following bullet point is not applicable; or
                  - not less than 60 days before an annual meeting, if the date of the annual meeting has been changed by more than 30 days; or
                  - not later than the close of business on the tenth day following the day on which notice of a special meeting of shareholders called for that purpose of electing directors is first given to shareholders. The bylaws also specify certain requirements as to the form and content of the shareholder's notice. These provisions may preclude shareholders from bringing matters before an annual meeting of shareholders or from making nominations for directors.


         AUTHORIZED BUT UNISSUED SHARES. Our authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval, subject to various limitations as may be imposed by the securities exchange or quotation system on which the shares are listed. These additional shares may be utilized for a variety of corporate purposes, including future offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. Since we need to raise additional capital before the end of 2000 in order to increase research and development efforts and sales and marketing initiatives, such additional issuances will have a dilutive effect on outstanding shares.



         SUPERMAJORITY VOTE ON CERTAIN MATTERS. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation requires the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then outstanding shares of voting stock, voting as a single class, to alter or amend Article 5, on the board of directors,
Article 6, establishing such supermajority requirement, Article 8, reserving to us the right to amend or repeal the certificate of incorporation or Article 9, limiting liability and providing for indemnification of directors, officers and employees of our certificate of incorporation.




         LOW VOLUME TRADING AND VOLATILITY IN OUR STOCK PRICE. We only have approximately 3 million shares that are currently actively traded on the OTC bulletin board. Historically, our stock has traded in only small volumes and has been subject to volatility in price. While we have applied for listing on the Nasdaq SmallCap Market, we cannot be sure that the listing application will be accepted, that a more active market will develop or that a shareholder will be able to liquidate his investment without considerable delay, if at all. Even should a more active market develop, the price may remain volatile. Furthermore, a reduced stock price may affect many brokers' willingness to effect transactions in our securities, particularly because low-priced securities are subject to an SEC rule that imposes additional sales practice requirements on broker-dealers who sell low-priced securities which are generally below $5 per share.





        Our stock price may also experience volatility due to the difficulty of predicting revenues and expenses. Planning the development of our business and accurately predicting our future revenues and expenses are difficult because (i) our business model is new and unproven, (ii) new technologies are constantly being developed that could diminish demand for the SoftLock system, and (iii) the demand for content enabled under our system and in turn the transaction fees generated are hard to forecast. Unlike more traditional businesses that can use the financial data and ratios generated by similar businesses in the past, our system is a relatively new model without much historical precedence to aid in forecasting results. Since our revenues are based in part on transaction fees, accurate forecasting depends on estimating demand for the various types of content offered through our system. We experienced the difficulty in predicting demand in March in connection with the electronic-only distribution of a Stephen King novella. This unpredictability means that our revenues could fluctuate during any fiscal year, which may, in turn, cause the price at which our common stock trades to be subject to substantial volatility.





         If our revenue projections are not accurate for a particular quarter, our actual operating results for that quarter could fall below the expectations of analysts and investors. Our failure to meet these expectations would likely cause the market price of our common stock to decline.









         MANAGEMENT'S CONTROL. Our officers and directors own approximately 29% of our outstanding common stock, including those shares of our preferred stock which are convertible into common stock. As a result, if the officers and directors act together, they will have significant influence on the outcome of all matters requiring shareholder approval including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets and significant influence on our management and affairs. That influence could discourage others from initiating potential merger, takeover or other change of control transactions. Such transactions in many cases include an offer to buy the shares at a significant premium to the per share market price prior to the proposed transaction. Also an enterprise's stock price often increases when there are market expectations that the enterprise is likely to engage in a change of control. Management's control could therefore have an adverse impact on your ability to receive a premium price in anticipation of a change in control or in connection with such a transaction.

         TRANSFER AGENT AND REGISTRAR. Our transfer agent and registrar for the common stock is Corporate Stock Transfer, Inc.


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE


         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. The following documents that we filed with the SEC in accordance with the Securities Exchange Act of 1934 are incorporated into this prospectus by reference and are delivered, without charge, with this prospectus:



         1. Annual Report on Form 10KSB/A (Amendment No. 2) for the fiscal year ended December 31, 1999



         2. Annual Report on Form 10-KSB/A (Amendment No. 1) for the fiscal year ended December 31, 1999;



         3. Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999, except for Item 7 of that report and the consolidated financial statements, which have been amended to include the conformed signature of the independent accountants;



         4. Quarterly Report on Form 10-QSB for the three months ended March 31, 2000;



         5. Current reports on Form 8-K filed on January 13, 2000, January 18, 2000, February 15, 2000, March 9, 2000,
                  May 9, 2000 and May 19, 2000 and on Form 8-K/A filed on July 6, 2000 and July 25, 2000.






         6. Notice of Annual Meeting of Shareholders and Definitive Proxy Statement filed on May 25, 2000.


         We also incorporate by reference in this prospectus additional documents that we may file with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus. These include periodic reports, such as annual reports on Form 10-KSB, quarterly reports on Form 10-QSB and current reports on Form 8-K.

         You may obtain the documents incorporated by reference as described below. You may also request a copy of these filings, at no cost, from us by writing or telephoning us at:

                               SOFTLOCK.COM, INC.
                               CORPORATE SECRETARY
                        FIVE CLOCK TOWER PLACE, SUITE 440
                          MAYNARD, MASSACHUSETTS 01754
                                 (978) 461-5940

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and its public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at "http://www.sec.gov."

         This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided or incorporated by reference in this prospectus. We have authorized no one to provide information other than that provided or incorporated by reference in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any document incorporated by reference into this prospectus is accurate as of any date other than the date on the front of the document.


                                 INDEMNIFICATION


         Insofar as indemnification arising under Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant under to the foregoing provisions, the registrant has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in that Act and is therefore unenforceable.


                         VALIDITY OF SECURITIES OFFERED



         The validity of the common stock offered under this prospectus has been passed upon for us by McGuireWoods LLP, Tysons Corner, Virginia. McGuireWoods LLP owns 3,520 shares of the common stock. No additional shares of common stock will be issued to McGuireWoods LLP in connection with this offering.



                                     EXPERTS



         The consolidated financial statements incorporated by reference in this prospectus from the Company's Annual Report on Form 10-KSB/A for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expressed an unqualified opinion and includes an explanatory paragraph referring to the restatement of our 1998 consolidated financial statements) which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.





         The financial statements of Chili Pepper, Inc., incorporated in this prospectus by reference from the Company's Report on Form 8-K/A dated July 25, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


YOU SHOULD RELY ONLY ON THE INFORMATION  CONTAINED IN
THIS  DOCUMENT  OR OTHER  INFORMATION  TO WHICH  THIS                   5,312,600 SHARES
DOCUMENT  REFERS.  WE HAVE NOT  AUTHORIZED  ANYONE TO
PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.                        SOFTLOCK.COM, INC.

                   --------------
                                                                          COMMON STOCK
                  TABLE OF CONTENTS
                                                                      --------------------

                                                                           PROSPECTUS
                                                PAGE

Summary..........................................i                    --------------------
Risk Factors.....................................1
Forward-Looking Statements......................10
Use of Proceeds.................................10
Selling Shareholders............................10

Plan of Distribution............................12
Description of Securities to be Registered......12
Incorporation of Certain Information by
  Reference.....................................15
Indemnification.................................16
Validity of Securities Offered..................16
Experts.........................................16




                                       DEALER PROSPECTUS DELIVERY OBLIGATION



         Until _________, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

                                 OTHER EXPENSES

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


         The following expenses will be paid by us in connection with the distribution of the shares of common stock registered by this registration. We are paying all of the selling shareholders' expenses related to this offering, except the selling shareholders will pay any applicable broker's commissions and expenses, transfer taxes, as well as fees and disbursements of counsel and experts for the selling shareholders in excess of $20,000. All of our expenses, except for the SEC filing fees, are estimated:




     SEC filing fees                                        $ 12,610
     Legal fees and expenses                                $ 50,000
     Accounting fees and expenses                           $ 15,000
     Printing and engraving                                 $  5,000
     Blue sky fees and expenses                             $  5,000
     Transfer agent and registrar fees                      $  5,000
     Miscellaneous expenses                                 $  2,000
              Total expenses                                $ 94,610




INDEMNIFICATION OF DIRECTORS AND OFFICERS


         Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL") permits a corporation, through its certificate of incorporation, to eliminate the personal liability of its directors to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, with certain exceptions. The exceptions include breach of fiduciary duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, improper declarations of dividends and transactions from which the directors derived an improper personal benefit. Section 145 of the DGCL further establishes a corporation's power to indemnify its directors, officers, employees or agents.


         The Company's amended and restated certificate of incorporation, as amended, referred to as our "certificate of incorporation," provides that to the extent permitted by law, the Company shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.



         The certificate of incorporation further provides that Company shall advance expenses, including attorneys' fees, incurred by a director or officer in advance of the final disposition of such action, suit or proceeding upon the receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that such director or officer is not entitled to indemnification.



                                       II

         Our bylaws further discuss the right to indemnification and provide each person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether by or in the right of the Company or otherwise (a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee, partner, whether limited or general, or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise, including service with respect to an employee benefit plan, shall be, and shall be deemed to have a contractual right to be, indemnified and held harmless by the Company and any successor to the Company by merger or otherwise to the fullest extent authorized by, and subject to the conditions and, except as otherwise provided by the prospectus, procedures set forth in DGCL, as such law may later be amended, but any such amendment shall not be deemed to limit or prohibit indemnification rights if such rights would have been permitted by law for acts or omissions occurring prior to such amendment, against all expenses, liabilities and losses, including attorneys' fees, judgments, fines, ERISA taxes or penalties and amounts paid or to be paid in settlement, reasonably incurred by such person in connection with the proceeding; provided, however, the Company shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such persons only if such proceeding was authorized by the board of directors. Persons who are not directors or officers of the Corporation and are not so serving at the request of the Corporation may be similarly indemnified in respect of such service to the extent authorized at any time by the board of directors. These indemnification rights include the right to be paid in advance for expenses upon receipt of an undertaking to repay all advanced amounts if it is later determined that such person was not entitled to indemnification and such an undertaking is required by the DGCL. The bylaws state that the expenses incurred by other employees and agents may be paid in advance upon such terms and conditions deemed appropriate by the board of directors.


         These rights to indemnification and advance payment of expenses are not exclusive of any other rights to indemnification and shall continue as to a person who has ceased to be a director, officer, employee, partner or agent.


         The bylaws give the Company the power to purchase and maintain insurance on behalf of such persons whether or not the DGCL would give the Company the power to indemnify such persons.



         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons under the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.


         EXHIBITS.


         The following exhibits listed on the Exhibit Index on page [II-7] of this Registration Statement have been previously filed, are filed with this prospectus, will be filed by amendment, or are incorporated in this prospectus by reference to other filings:




         Exhibit
         Number            Description
         ------            -----------

         3.1 Amended and Restated Certificate of Incorporation, filed with the State of


                                       II

                           Delaware on August 3, 1998 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, dated July 28, 1998.)

         3.2 Amended and Restated Bylaws (incorporated by reference to Exhibit 5 of the Company's Registration Statement on Form 8-A filed March 15, 2000.)

         3.3 Certificate of Designation of Powers, Preferences and Rights of the Series A Preferred Stock (incorporated by reference to Exhibit 99.4 of the Company's Current Report on Form 8-K dated as of December 30, 1999).

         3.4 Amendment No. 1 to Certificate of Designation for Series A Preferred Stock filed with the Delaware Secretary of State as of January 13, 2000 (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K dated as of February 10, 2000).

         3.5 The Company's Certificate of Correction to Certificate of Designation of Powers, Preferences and Rights of the Series B Preferred Stock, (incorporated by reference to Exhibit 99.5 of the Company's Current Report on Form 8-K dated as of February 10, 2000).


         5.1*              Opinion of McGuireWoods LLP.


         10.1 Amended and Restated Shareholders' and Rights Agreement (incorporated by reference to Exhibit 99.3 of the Company's Current Report on Form 8-K dated as of February 10, 2000).

         10.2 Series B Preferred Stock and Warrant Purchase Agreement by and among the purchasers listed on the Schedule of Purchasers, SoftLock, Inc. and SoftLock Services, Inc. (incorporated by reference to Exhibit
                           99.4 of the Company's Current Report on Form 8-K dated as of February 10, 2000).

         10.3 Form of Warrant exercisable under certain conditions on August 15, 2000 (incorporated by reference to Exhibit 99.7 of the Company's Current Report on Form 8-K dated as of February 10, 2000).

         10.4 Form of Warrant exercisable under certain conditions on November 15, 2000 (incorporated by reference to Exhibit 99.8 of the Company's Current Report on Form 8-K dated February 10, 2000).


         23.1*             Consent of Independent Auditors



         23.2 Consent of McGuireWoods LLP (included in opinion filed as Exhibit 5.1)


         24 Power of Attorney (included in signature page to this registration statement)


         *  Included with this Registration Statement



                                       II

         UNDERTAKINGS.

         (a)      The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                           (i)      To include any prospectus required by
                  Section 10(a)(3) of the Securities Act of 1933;


                           (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement, or the most recent post-effective amendment of the Registration Statement, which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. However, any increase or decrease in volume of securities offered, if the total dollar value of securities offered would not exceed that which was registered, and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC in accordance to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and


                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.


                  Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant under to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.



                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered in such post-effective amendment, and the offering of such securities at that time shall be deemed to be the initial bona fide offering of such securities.


                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


        (b) The undersigned Registrant undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report under to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered in such Registration Statement, and the offering of such securities at that time shall be deemed to be the initial bona fide offering of such securities.



         (c) The undersigned Registrant undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the last annual report to security holders that is incorporated by reference in the prospectus and furnished under and meeting the requirements of Rules


                                       II

14a-3 or 14c-3 under the Securities Exchange Act of 1934 and where interim financial information required to be presented by Article 3 of Regulation S-K is not set forth in the prospectus, to deliver or cause to be delivered to each person to whom the prospectus is sent or given the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.



         (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant according to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



                                       II

                                   SIGNATURES


         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment to the registration statement to be signed on its behalf by the undersigned, duly authorized, in the Town of Maynard, State of Massachusetts, on this 10th day of August, 2000.




                                       SOFTLOCK.COM, INC.





                                       By /s/ Scott W. Griffith
                                          -------------------------------
                                          Scott W. Griffith,
                                          President and Chief Executive Officer





         In accordance with the requirements of the Securities Act of 1933, this Registration Statement or amendment to the registration statement has been signed by the following persons in the capacities and on the date indicated. Each person whose signature block is marked below with an asterisk has previously appointed either of Douglas R. Johnson and Scott W. Griffith and each of them singly, as his true and lawful attorney, with full powers to them and each of them to sign for him in his name and capacity indicated below, any and all amendments to this registration statement, hereby ratifying and confirming his signature as it may be signed by said attorneys to any and all amendments.





Signature                                            Title                                       Date
---------                                            -----                                       ----

/s/ Scott W. Griffith                                Chairman of the Board, President            August 10, 2000
--------------------------------------------         and Chief Executive Officer
Scott W. Griffith


                  *                                  Executive Vice President                    August 10, 2000
--------------------------------------------         and Chief Financial Officer
Douglas R. Johnson


                  *                                  Director                                    August 10, 2000
--------------------------------------------
Francis J. Knott


                  *                                  Director                                    August 10, 2000
--------------------------------------------
Geoffrey de Lesseps


                  *                                  Director                                    August 10, 2000
--------------------------------------------
Richard N. Gold


                                       II


                  *                                  Director                                    August 10, 2000
--------------------------------------------
Jonathan Schull


                  *                                  Director                                    August 10, 2000
--------------------------------------------
Leigh Michl


                  *                                  Director                                    August 10, 2000
--------------------------------------------
N. Adam Rin


*  By:
/s/ Scott W. Griffith, Attorney in Fact
--------------------------------------------


                  *                                  Corporate Controller                        August 10, 2000
--------------------------------------------         (Principal Accounting Officer)
Michael J. Dziczkowski



                                       II

                                 EXHIBITS INDEX


         Exhibit
         Number            Description
         ------            -----------

         3.1 Amended and Restated Certificate of Incorporation, filed with the State of Delaware on August 3, 1998 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, dated July 28, 1998.)

         3.2 Amended and Restated Bylaws (incorporated by reference to Exhibit 5 of the Company's Registration Statement on Form 8-A filed March 15, 2000.)

         3.3 Certificate of Designation of Powers, Preferences and Rights of the Series A Preferred Stock (incorporated by reference to Exhibit 99.4 of the Company's Current Report on Form 8-K dated as of December 30, 1999).

         3.4 Amendment No. 1 to Certificate of Designation for Series A Preferred Stock filed with the Delaware Secretary of State as of January 13, 2000 (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K dated as of February 10, 2000).

         3.5 The Company's Certificate of Correction to Certificate of Designation of Powers, Preferences and Rights of the Series B Preferred Stock, (incorporated by reference to Exhibit 99.5 of the Company's Current Report on Form 8-K dated as of February 10, 2000).

         5.1*              Opinion of McGuireWoods LLP.

         10.1 Amended and Restated Stockholders' and Rights Agreement (incorporated by reference to Exhibit 99.3 of the Company's Current Report on Form 8-K dated as of February 10, 2000).

         10.2 Series B Preferred Stock and Warrant Purchase Agreement by and among the purchasers listed on the Schedule of Purchasers, SoftLock, Inc. and SoftLock Services, Inc. (incorporated by reference to Exhibit
                           99.4 of the Company's Current Report on Form 8-K dated as of February 10, 2000).

         10.3 Form of Warrant exercisable under certain conditions on August 15, 2000 (incorporated by reference to Exhibit 99.7 of the Company's Current Report on Form 8-K dated as of February 10, 2000).

         10.4 Form of Warrant exercisable under certain conditions on November 15, 2000 (incorporated by reference to Exhibit 99.8 of the Company's Current Report on Form 8-K dated February 10, 2000).

         16 Letter on Change in Certifying Accountant (incorporated by reference to Exhibit 16 of the Company's Current Report on Form 8-K dated as of January 7, 2000).

         23.1*             Consent of Independent Auditors.



         23.2 Consent of McGuireWoods LLP (included in opinion filed as Exhibit 5.1).


         24 Power of Attorney (included in signature page to this registration statement).


         *  Included with this Registration Statement